UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SMART Modular Technologies (WWH), Inc.
(Name of Issuer)

Ordinary Shares, $0.00016667 Par Value
(Title of Class of Securities)

G82245 10 4
(CUSIP Number)

September 29, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. G82245 10 4	13G/A

1.	NAMES OF REPORTING PERSONS Francisco Partners GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12.	TYPE OF REPORTING PERSON OO

CUSIP No. G82245 10 4	13G/A

1.	NAMES OF REPORTING PERSONS Francisco Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12.	TYPE OF REPORTING PERSON PN

CUSIP No. G82245 10 4	13G/A

1.	NAMES OF REPORTING PERSONS Francisco Partners Fund A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12.	TYPE OF REPORTING PERSON PN

CUSIP No. G82245 10 4	13G/A

1.	NAMES OF REPORTING PERSONS Francisco Partners Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12.	TYPE OF REPORTING PERSON OO

CUSIP No. G82245 10 4	13G/A

1.	NAMES OF REPORTING PERSONS FP Annual Fund Investors, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12.	TYPE OF REPORTING PERSON OO

Item 1(a).	Name of Issuer:

SMART Modular Technologies (WWH), Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

39870 Eureka Drive, Newark, CA 94560

Item 2(a).	Name of Person Filing:

Francisco Partners GP, LLC, a Delaware limited liability company (“FPGP”)

Francisco Partners, L.P., a Delaware limited partnership (“FPLP”)

Francisco Partners Fund A, L.P., a Delaware limited partnership (“FP A LP”)

Francisco Partners Management, LLC, a Delaware limited liability company (“Management LLC”)

FP Annual Fund Investors, L.L.C., a Delaware limited liability company (“FP LLC”)

Collectively, FPGP, FPLP, FP A LP, Management LLC and FP LLC are referred to herein as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of each of the Reporting Persons is:

One Letterman Drive, Building C—Suite 410
San Francisco, CA 94129

Item 2(c).	Citizenship:

The place of organization of each of the Reporting Persons is:

State of Delaware, U.S.A.

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value $0.00016667

Item 2(e).	CUSIP Number:

G82245 10 4

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________.

Item 4.	Ownership. (1)

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of each of the cover pages.

(b)	Percent of class: See Item 11 of each of the cover pages.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: See Item 5 of each of the cover pages.

	(ii)	Shared power to vote or to direct the vote: See Item 6 of each of the cover pages.

	(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each of the cover pages.

	(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

n/a

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

The Funds were record and beneficial owners of the securities of SMART Modular Technologies (WWH), Inc. reported hereby.  Management LLC is the managing member of FP LLC and FPGP is the general partner of FPLP and FP A LP.  In its capacity as the managing member of FP LLC, Management LLC may have been deemed, pursuant to Rule 13d-3 of the Act, as amended, the beneficial owner of the securities of FP LLC reported hereby.  In

(1) FPLP, FP A LP and FP LLC (collectively, the “Funds”) were record and beneficial owners of securities of SMART Modular Technologies (WWH), Inc.  Management LLC is the managing member of FP LLC and FPGP is the general partner of FPLP and FP A LP.  In its capacity as the managing member of FP LLC, Management LLC may have been deemed, pursuant to Rule 13d-3 of the Act, as amended, the beneficial owner of the securities held by FP LLC.  In its capacity as the general partner of each of FPLP and FP A LP, FPGP may have been deemed, pursuant to Rule 13d-3 of the Act, as amended, the beneficial owner of the securities held by FPLP and FP A LP.

its capacity as the general partner of each of FPLP and FP A LP, FPGP may have been deemed, pursuant to Rule 13d-3 of the Act, as amended, the beneficial owner of the securities reported hereby.

Item 8.	Identification and Classification of Members of the Group.

n/a

Item 9.	Notice of Dissolution of Group.

As a result of the Amended and Restated Shareholders’ Agreement dated April 17, 2007 (the “Shareholders’ Agreement”) among  FPLP, FP A LP, FP LLC and affiliates of Texas Pacific Group, Shah Capital Partners L.P., Patel Family Partners, L.P. and WestRiver Capital LLC (collectively, the “Shareholders”), beneficial ownership for all ordinary shares held by the Shareholders were ascribed to each party for SEC reporting purposes and the Shareholders may have been deemed to be a group for the purposes of Rule 13d-3.

The Shareholders entered into a Termination Agreement dated as of September 11, 2009, pursuant to which the Shareholders’ Agreement was terminated in all respects.  As a result, all further filings with respect to transactions in the Company’s ordinary shares will be filed, if required, by members of the group, in their individual capacities.

Item 10.	Certifications.

(a)   n/a

(b)   n/a

(c)   n/a

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2009
(Date)

FRANCISCO PARTNERS GP, LLC

By: /s/ Dipanjan Deb
(Signature)

Dipanjan Deb, Managing Member
(Name/Title)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2009
(Date)

FRANCISCO PARTNERS, L.P.

By:	FRANCISCO PARTNERS GP, LLC, Its General Partner

By: /s/ Dipanjan Deb
(Signature)

Dipanjan Deb, Managing Member
(Name/Title)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2009
(Date)

FRANCISCO PARTNERS, FUND A, L.P.

By:	FRANCISCO PARTNERS GP, LLC, Its General Partner

By: /s/ Dipanjan Deb
(Signature)

Dipanjan Deb, Managing Member
(Name/Title)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2009
(Date)

FRANCISCO PARTNERS MANAGEMENT, LLC

By: /s/ Dipanjan Deb
(Signature)

Dipanjan Deb, Managing Director
(Name/Title)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2009
(Date)

FP ANNUAL FUND INVESTORS, L.L.C.

By:	FRANCISCO PARTNERS MANAGEMENT, LLC, Its Manager

By: /s/ Dipanjan Deb
(Signature)

Dipanjan Deb, Managing Member
(Name/Title)

EXHIBIT INDEX

Exhibit 1          Joint Filing Statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934,as amended*

*
Incorporated herein by reference to the Joint Filing Statement, dated as of February 13, 2008, previously filed with the Commission with the Schedule 13G/A filed on February 13, 2008 (SEC File No. 005-81651) by the Reporting Persons.